SUB-ITEM 77M

 On June 16, 2005 the shareholders of the Aquinas Value Fund, Aquinas Growth Fund, Aquinas Small Cap Fund and Aquinas Fixed Income Fund (“Acquired Funds”) approved an Agreement and Plan of Reorganization (“Reorganization Plan”), which qualified as tax-free exchanges for federal income tax purposes, providing for the transfer of assets and the assumption of liabilities of the respective Aquinas Funds to the LKCM Aquinas Value Fund, LKCM Aquinas Growth Fund, LKCM Aquinas Small Cap Fund and the LKCM Aquinas Fixed Income Fund (“Acquiring Funds”), newly created series of the Trust. The Reorganization Plan provided for the acquisition by the Acquiring Funds of all of the assets of the Acquired Funds in exchange solely for the assumption of all of the liabilities of the respective Acquired Funds and the issuance of shares of the newly created Acquiring Funds distributed pro rata by the Acquired Funds to their respective shareholders in complete liquidation and termination of the Acquired Funds (“Reorganization”). The Acquiring Funds adopted all of the history of the respective Acquired Funds. Pursuant to the Reorganization Plan, each shareholder of the Acquired Funds received shares of the respective Acquiring Funds with the same net asset value as the shareholder had immediately prior to the Reorganization. On July 11, 2005 the reorganizations were completed. The following table illustrates the specifics of the reorganizations:

	Acquired Fund Net Assets	Shares issued to Shareholder of Acquired Fund	Acquiring Fund Net Assets	Combined Net Assets	Tax Status of Transfer
Aquinas Value	$43,400,127	3,637,931	-	$43,400,127	Non-taxable
Aquinas Growth	$76,552,698	4,917,492	-	$76,552,698	Non-taxable
Aquinas Small Cap	$7,457,656	1,329,184	-	$7,457,656	Non-taxable
Aquinas Fixed Income	$48,176,914	4,785,981	-	$48,176,914	Non-taxable